SECURITIES AND EXCHANGE COMMISSION

                   Washington, D. C. 20549



                          FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the Fiscal Year Ended December 31, 1993

                             OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                Commission File Number 1-3610

           ALCOA SAVINGS PLANS FOR BARGAINING AND
                  NON-BARGAINING EMPLOYEES
                       (Title of Plan)


                 ALUMINUM COMPANY OF AMERICA
  (Name of Issuer of Securities held pursuant to the Plan)

 425 Sixth Avenue, Alcoa Building, Pittsburgh, Pennsylvania  15219
  (Address of Plan and of principal executive office of Issuer)

           ALCOA SAVINGS PLANS FOR BARGAINING AND
                  NON-BARGAINING EMPLOYEES

   INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                           _______


                                                            Pages

Independent Auditor's Report                                 2-3

Financial Statements:
  Statements of
    Net Assets Available for Plan Benefits as of
    December 31, 1993 and 1992                                 4

  Statements of Changes in
    Net Assets Available for Plan Benefits for the
    year ended December 31, 1993                               5

  Notes to Financial Statements                             6-14

Supplemental Schedule:

  Schedule of Plan Participation in Master Trust
  Investment Accounts as of December 31, 1993                 15

Signature                                                     16

Exhibits:

  Consent of Independent Certified Public Accountants         17

                INDEPENDENT AUDITOR'S REPORT



To the Administrative Committee for
   the Alcoa Savings Plans:

      We have audited the financial statements of the Alcoa
Savings Plans for Bargaining and Non-Bargaining Employees, as of December 31, 1993 and 1992 and for the year ended
December 31, 1993 as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our report on the Alcoa Savings Plan for Bargaining Employees, previously known as the Alcoa Pre-Tax Savings
Plan for Bargaining Employees (see footnote 1) dated April 23, 1993, we did not express an opinion on the 1992 financial statements and supplemental schedule taken as a whole. As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under The Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to information certified by Mellon Bank N.A., the trustee of the plans. Subsequent to the issuance of this report, auditing procedures were performed with respect to the information certified by the trustee. Accordingly, our present opinion on the 1992 financial statements, as presented herein, is different from that expressed in our previous report.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the individual net assets available for plan benefits as of December 31, 1993 and 1992, and the individual changes in net assets available for plan benefits for the year ended
December 31, 1993, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Plan Participation in Master Trust Investment Accounts as of and for the year ended December 31, 1993 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    /s/ Coopers & Lybrand
                                    Coopers & Lybrand

Pittsburgh, Pennsylvania
May 9, 1994


   ALCOA SAVINGS PLANS FOR BARGAINING AND NON-BARGAINING EMPLOYEES
                   STATEMENT OF INDIVIDUAL PLAN
             NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  at December 31, 1993 and 1992
                             _______


                                                1993                                          1992
                           ----------------------------------------    -----------------------------------------
                                Alcoa          Alcoa                        Alcoa            Alcoa
                           Non-Bargaining   Bargaining                 Non-Bargaining     Bargaining
                                Plan           Plan          Total          Plan             Plan         Total


      ASSETS
Accounts receivable
   (Note 8):
   Employee Contributions         -              -              -      $   2,084,004          -       $  2,084,004
   Employer Contributions         -              -              -          1,318,549          -          1,318,549
   Investment Income              -              -              -            295,405          -            295,405
                           -------------   -----------   -------------  ------------    ------------   -----------

Total                             -              -              -          3,697,958          -          3,697,958
                           -------------   -----------   -------------  ------------    ------------   -----------

Investments at value
      (Note 7 & 8):
   Value of interest in
      master trust:
   Investment Account
      194-009                     -              -              -        184,596,850          -        184,596,850
   Investment Account
      194-070                     _              -              -        481,915,017          -        481,915,017
   Investment Account
      194-093                     -              -              -                111          -                111
   Investment Account
      195-526                     -              -              -         86,983,134          -         86,983,134
   Investment Account
      194-358              $  20,990,549   $  7,250,599  $  28,241,148    19,530,347          -         19,530,347
   Investment Account
      194-598                     -              -              -             -        $ 134,507,151   134,507,151
   Investment Account
      195-540                168,662,542      1,671,218    170,333,760        -               -             -
   Investment Account
      195-541                507,729,069    135,357,409    643,086,478        -               -             -
   Investment Account
      195-542                 96,732,898      6,711,236    103,444,134        -               -             -
   Investment Account
      195-543                 18,966,717      4,591,808     23,558,525        -               -             -
   Investment Account
      195-544                 18,865,737      5,948,348     24,814,085        -               -             -
   Investment Account
      195-545                 32,860,062      5,899,414     38,759,476        -               -             -
                             -----------    -----------  -------------   -----------     -----------   -----------

Total value of interest in
 Master Trust                864,807,574    167,430,032  1,032,237,606   773,025,459     134,507,151   907,532,610
                             -----------    -----------  -------------   -----------     -----------   -----------

Total assets                 864,807,574    167,430,032  1,032,237,606   776,723,417     134,507,151   911,230,568
                             -----------    -----------  -------------   -----------     -----------   -----------


   LIABILITIES

Accounts payable (Note 8):
   Purchase pending
   settlement                     -              -            -              814,985          -            814,985
                             -----------    -----------  -------------   -----------     -----------   -----------

   Total                          -              -            -              814,985          -            814,985
                             -----------    -----------  -------------   -----------     -----------   -----------

Net assets available for
 Plan benefits              $864,807,574   $167,430,032 $1,032,237,606   $775,908,432   $134,507,151  $910,415,583
                             ===========    ===========  =============    ===========    ===========   ===========


        The accompanying notes are an integral part of the financial statements.


           ALCOA SAVINGS PLANS FOR BARGAINING AND NON-BARGAINING EMPLOYEES
                       STATEMENT OF CHANGES IN INDIVIDUAL PLAN
                       NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        for the year ended December 31, 1993
                                      _______


                                            Alcoa            Alcoa
                                       Non-Bargaining      Bargaining
                                            Plan              Plan           Total

Additions (Note 8):
   Contributions:
      Employee                         $ 40,320,484      $ 27,415,909    $  67,736,393
      Employers                          25,607,680            26,231       25,633,911
                                        -----------       -----------    -------------

Total                                    65,928,164        27,442,140       93,370,304
                                        -----------       -----------    -------------

Earnings on Investments (Note 8):
  Net investment gain (loss)
       from Master Trust:
      Investment Account 194-358         (1,050,715)           -            (1,050,715)
      Investment Account 195-540          1,146,384            66,524        1,212,908
      Investment Account 195-541         38,373,316        10,252,364       48,625,680
      Investment Account 195-542         10,446,373           527,728       10,974,101
      Investment Account 195-543          1,212,353           284,487        1,496,840
      Investment Account 195-544          1,499,810           482,869        1,982,679
      Investment Account 195-545          3,437,613           681,585        4,119,198
                                        -----------       -----------    -------------

Total gain in Master Trust               55,065,134        12,295,557       67,360,691
                                        -----------       -----------    -------------

Total additions                         120,993,298        39,737,697      160,730,995
                                        -----------       -----------    -------------

Deductions (Note 8):
   Benefit payments to participants      34,930,168         6,145,986       41,076,154
                                        -----------       -----------    -------------

Total deductions                         34,930,168         6,145,986       41,076,154
                                        -----------       -----------    -------------

Net increase before transfers            86,063,130        33,591,711      119,654,841
transfers

Transfers to (from) Plans
   (Notes 1 & 8)                          2,836,012          (668,830)       2,167,182
                                        -----------       -----------    -------------

Net increase                             88,899,142        32,922,881      121,822,023

Net assets available for Plan
 benefits, beginning of year            775,908,432       134,507,151      910,415,583
                                        -----------       -----------    -------------

Net assets available for Plan
 benefits, end of year                 $864,807,574      $167,430,032   $1,032,237,606
                                        ===========       ===========    =============

   The accompanying notes are an integral part of the financial statements.


        ALCOA SAVINGS PLANS FOR BARGAINING AND NON-BARGAINING EMPLOYEES

                       NOTES TO FINANCIAL STATEMENTS
                                 _______

1.  Description of Plans:

     General:

     The Alcoa Savings Plan for Non-Bargaining Employees and the Alcoa Savings Plan for Bargaining Employees (Plans) are trustee defined contribution savings plans maintained pursuant to a Master Trust agreement between Aluminum Company of America (Alcoa or the Company) and the Trustee, Mellon Bank, N.A. In general, the Plans provide various investment options for amounts withheld from employees' salaries and for employer contributions. Various Plan documents, as described in Note 2, which include a description of eligibility and vesting requirements, are available to participants upon request.

     Alcoa Savings Plan for Non-Bargaining Employees:

     Effective January 1, 1993, the Alcoa Savings Plan for Salaried Employees was amended and restated in its entirety and renamed the Alcoa Savings Plan for Non-Bargaining Employees. This Plan was merged with the Alcoa Savings Plan for Subsidiaries and Affiliated Locations and the Alcoa Recycling Company Inc. 401(k) Savings Plan. The Alcoa Savings Plan for Non-Bargaining Employees remains as the survivor plan.

     Effective January 1, 1993, three additional investment options were made available to participants. The Plan has added the American Balanced Fund, the AMCAP Fund and the New Perspective Fund. Each of these funds is managed by Capital Research and Management Company, an investment advisor for the American Funds group and a subsidiary of The Capital Group.

     Effective January 1, 1993, the Company and participating subsidiaries may contribute up to one dollar for each dollar contributed by a participant up to 6% of the employee's eligible compensation as defined in the Plan document. In prior years, Company contributions were based upon service.

     Alcoa Savings Plan for Bargaining Employees:

     Effective January 1, 1993, the Alcoa Pre-Tax Savings Plan for Bargaining Employees was amended and restated in its entirety and renamed the Alcoa Savings Plan for Bargaining Employees.


                          Continued

          NOTES TO FINANCIAL STATEMENTS, Continued
                           _______


1.   Description of Plans, continued:

    Alcoa Savings Plan for Bargaining Employees, continued:

    Effective January 1, 1993, five new investment funds were offered to participants. These funds consist of a stock fund and four mutual funds. The stock fund consists of shares of Alcoa common stock. The mutual funds are the Investment Company of America
    (ICA) Fund, the AMCAP Fund, the American Balanced Fund, and the New Perspective Fund. These mutual funds are managed by Capital Research and Management Company.

    Effective January 1, 1993, participant loan and after-tax contribution provisions were added to the plan.

    Eligibility and Vesting:

    The Plans are available to eligible employees of the Company and certain subsidiary locations which have adopted the Plans. Employees of locations which participate in the Alcoa Savings Plan for Non-Bargaining Employees are immediately eligible for plan participation. The Alcoa Savings Plan for Bargaining Employees is available to hourly employees of the Company covered by collective bargaining agreements which provide this benefit. Hourly employees must also complete a stated probationary period under the collective bargaining agreement. The participants are fully vested in the value of their contributions at all times. Applicable Company contributions vest after 5 years of employment.

    Company contributions and earnings forfeited by a terminating participant are used to reduce future Company cash contributions to the Plan. Total forfeitures that reduced employer contributions in 1993 were $262,126.





                          Continued

          NOTES TO FINANCIAL STATEMENTS, Continued
                           _______


2. Major Features of the Plans:

   With the exception of the company match provision, both Plans have identical features.

   Effective January 1, 1993, eligible employees may elect to defer up to 10% of eligible compensation as pre-tax and up to 14% as after-tax contributions, with a maximum of 14% in the aggregate, to the Plans. Elections can be changed effective for the first full payroll period following the election.

   Participants can elect to have their contributions invested, in multiples of 10%, in any one of the following investment funds:

    Fixed Income Fund - The Fixed Income Fund invests in insurance company and bank investments contracts as well as short-term bonds. The fund is managed by Fidelity Institutional Retirement Services Company.

    Balanced Fund - The American Balanced Fund invests in a portfolio of stocks and bonds. The fund is managed by Capital Research and Management Company.

    Growth and Income Fund - The Investment Company of America Fund invests in a portfolio of stocks of larger corporations. The fund is managed by Capital Research and Management Company.

    Growth Fund - The AMCAP Fund invests in a portfolio of stocks of larger corporations. The fund is managed by Capital Research and Management Company.

    Global Fund - The New Perspective Fund invests in international securities and emphasizes larger, established companies. The fund is managed by Capital Research and Management Company.

    Alcoa Stock Fund - The Alcoa Stock Fund invests in Alcoa common stock. The Fund is managed by Mellon Bank, N.A.

Effective January 1, 1993 participating locations which have adopted a Company match may elect matching contributions in an amount equal to twenty, forty, sixty, eighty, ninety or 100% of the participants' contributions to the Non-Bargaining Plan. Company match for contributions to the Bargaining Plan is based upon the various collective bargaining agreements. All matching contributions are invested in the Alcoa Stock Fund.



                          Continued

          NOTES TO FINANCIAL STATEMENTS, Continued
                           _______


2. Major Features of the Plans, continued:

   The Plans provide for a loan feature, subject to specified limitations, only to active employees and only against that portion of their account that is vested. Loans are collateralized by the vested portion of the participant's account and repayments are made by standard payroll deductions.

   All loans granted after October 18, 1989, bear interest at market rates for similar commercial loans. All loans prior to October 18, 1989, were at interest rates earned on the Fixed Income
   Investment Fund as of October 1 of the previous year.

   Reference should be made to the basic prospectus dated October, 1992 and to the Summary Plan Description of each Plan for a summarization of the important features of the Plan including eligibility, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 (ERISA).


3. Summary of Significant Accounting Policies:

     The financial statements have been prepared in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plans:

     Plan Investment Valuation:

     The individual Plans participate in the operation of the funds within the Master Trust through the purchase and sale of fund units.

     The Plans' interest in the various Master Trust investment accounts are based on the underlying fair market value of investments in those funds. The net investment gain for Master Trust represents the investment income and the net appreciation (depreciation) in the respective fund.

     Investment Valuation of Master Trust Assets:

     Investments within the Fixed Income Fund are valued at fair value. Fair value represents cost plus reinvested earnings for guaranteed investment contracts and quoted market prices for publicly traded fixed interest obligations.

     Investments within the Alcoa Stock Fund are valued at the closing stock price. Dividend income is recorded based on the ex-dividend date.

                          Continued

          NOTES TO FINANCIAL STATEMENTS, Continued
                           _______


3. Summary of Significant Accounting Policies, continued:

     Investment Valuation of Master Trust Assets, continued:

     Investments within the various mutual funds are based upon the closing unit value of the respective mutual fund.

     Administrative Expenses:

     Fixed income investment management fees are paid by the Master Trust. These amounts are included in the net gain or loss in the Master Trust. All other fees are paid by the Company.


4. Tax Status:

   The Plans are intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Master Trust is thereby tax exempt within the meaning of Section 501(a) of the Internal Revenue Code. The Alcoa Savings Plan for Non-Bargaining Employees received a favorable Determination Letter from the Internal Revenue Service on July 29, 1986. The Alcoa Savings Plan for Bargaining Employees received a favorable determination letter from the IRS on August 21, 1989.


5. Form 5500 Current Value Method Information:

   Assets of the Plans are invested in a Master Trust which is excluded from the current value disclosure of realized and unrealized gains and losses as permitted by Department of Labor regulations. These amounts are included in the net gain (loss) of each Plan's interest in the Master Trust.

6. Reclassification:

   Certain amounts in previously issued financial statements were reclassified to conform to 1993 presentation.





                          Continued

          NOTES TO FINANCIAL STATEMENTS, Continued
                           _______

7. Investments:

   The value of interest in Master Trust as presented in the Statement of Individual Plan Net Assets Available for Plan Benefits is comprised of the following units and unit values.

                                                 December 31, 1993
                                                 -----------------
Master Trust Account            Units         Unit Value      Current Value
- --------------------            -----         ----------      -------------


Fixed Income Fund            587,688,062       1.094265      $  643,086,478
Alcoa Stock Fund              17,327,951 (A)   9.830000 (A)     170,333,760
Investment Company of
    America Fund               5,525,862      18.719999         103,444,134
American Balance Fund          1,874,187      12.569997          23,558,525
AMCAP Fund                     1,934,067      12.830003          24,814,085
New Perspective Fund           2,582,244      15.009998          38,759,476
Loan Fund                          -              -              28,241,148
                             -----------      ---------       -------------

                             616,932,373                     $1,032,237,606
                             ===========                      =============

(A) The equivalent shares of Alcoa common stock were $2,455,261.40 at a price of $69.375 per share.





                            Continued

          NOTES TO FINANCIAL STATEMENTS, Continued
                           _______

7. Investments, continued:

   The value of interest in Master Trust as presented in the Statement of Individual Plan Net Assets Available for Plan
   Benefits is comprised of the following:



                                                    December 31, 1993
                          ----------------------------------------------------------------------------------------------

                        195-541       195-540     195-542      195-543     195-544     195-545      194-358
                                                 Investment    American                  New
                      Fixed Income    Alcoa      Company of    Balanced     AMCAP    Perspective     Loan
                          Fund      Stock Fund  America Fund     Fund       Fund         Fund        Fund           Total


Cash equivalents       12,586,291 $  9,825,379      -           -           -           -            -      $   22,411,670
Corporate stocks -
 common                    -       160,508,381      -           -           -           -            -         160,508,381
U.S. Government
 Securities            12,427,579        -          -           -           -           -            -          12,427,579
Corporate Debt
 instruments           10,421,251        -          -           -           -           -            -          10,421,251
Loans to
 participants              -             -          -           -           -           -       $28,241,148     28,241,148
Value of unallocated
 insurance contracts  607,651,357        -          -           -           -           -            -         607,651,357
Value of interest
 in registered
 investment companies      -             -     $103,444,134 $23,558,525 $24,814,085 $38,759,476      -         190,576,220
                      -----------  -----------  ----------- -----------  ----------  ----------  ----------  -------------

                     $643,086,478 $170,333,760 $103,444,134 $23,558,525 $24,814,085 $38,759,476 $28,241,148 $1,032,237,606
                      ===========  ===========  ===========  ==========  ==========  ==========  ==========  =============

                                              Continued

                       NOTES TO FINANCIAL STATEMENTS, Continued
                                         _______

7. Investments, continued:




                                                 December 31, 1992
                       --------------------------------------------------------------------

                         194-070                       194-093
                         194-598        194-009        195-526       194-358

                                                     Investment
                       Fixed Income                  Company of        Loan
                           Fund        Stock Fund   America Fund       Fund         Total
                           ----        ----------   ------------       ----         -----


Cash equivalents       $ 54,711,325   $  2,059,540   $       111         -       $ 56,770,976
Corporate stocks
 - common                    -         182,537,310         -             -        182,537,310
U.S. Government
 Securities                  -              -              -             -             -
Corporate Debt
 Instruments                 -              -              -
Loans to participants        -              -              -        $19,530,347    19,530,347
Value of unallocated
 insurance contracts    561,710,843         -              -             -        561,710,843
Value of interest in
 registered invest-
 ment companies              -              -        $86,983,134         -         86,983,134
                        -----------    -----------    ----------     ----------   -----------

                       $616,422,168   $184,596,850   $86,983,245    $19,530,347  $907,532,610
                        ===========    ===========    ==========     ==========   ===========


                                       Continued

          NOTES TO FINANCIAL STATEMENTS, Continued
                           _______

8. Investments by Fund:

   The following table provides activity pertaining to participant investment funds in the Plans and the underlying investments held in these funds at December 31, 1993 and 1992:

                                                 Investment   American                New
                     Fixed Income     Alcoa      Company of   Balanced    AMCAP    Perspective        Loan
                         Fund       Stock Fund  America Fund    Fund      Fund        Fund            Fund          Total
                         ----       ----------  ------------    ----      ----        ----            ----          -----

Receivables and
 (payables) at
 December 31, 1992:
  Employer &
   employee contri-
   butions          $  1,403,529  $  1,481,211 $    517,813       -           -           -             -      $    3,402,553
  Investment income       13,485           630       -            -           -           -        $   281,290        295,405
  Purchase pending
   settlement              -             -          (814,985)     -           -           -             -            (814,985)
                      -----------   -----------  -----------  ---------   ----------  ----------    ----------  -------------

                        1,417,014     1,481,841     (297,172)     -           -           -            281,290      2,882,973
Investments at
 December 31, 1992:
  Value of interest
   in Master Trust
   investment
   account            616,422,168   184,596,850   86,983,245      -           -           -         19,530,347    907,532,610
                      -----------   -----------  -----------  ---------   ----------  ----------    ----------  -------------

Fund value at
 December 31, 1992    617,839,182   186,078,691   86,686,073      -           -           -         19,811,637    910,415,583
                      -----------   -----------  -----------  ---------   ----------  ----------    ----------  -------------
Additions:

 Employer &
  employee contri-
  butions              33,642,451    27,437,307   10,919,179 $ 7,312,239 $ 8,764,641 $ 5,593,769      (299,282)    93,370,304
Earnings on
 investments:
  Net investment
  gain (loss) from
  Master Trust         48,625,680     1,212,908   10,974,101   1,496,841   1,982,678   4,119,198    (1,050,715)    67,360,691
                      -----------   -----------  -----------  ----------   ---------   ---------    ----------  -------------

                       82,268,131    28,650,215   21,893,280   8,809,080  10,747,319   9,712,967    (1,349,997)   160,730,995

Deductions:
   Benefit Payments   (26,896,784)   (8,518,496)  (3,160,702)   (581,071)   (318,324)   (236,934)   (1,363,843)   (41,076,154)
Transfers:
    Net interfund
      transfers       (31,363,237)  (35,975,004)  (2,431,366) 14,975,715  14,385,090  29,283,443    11,125,359         -
    Net interplan
      transfers         1,239,186        98,354      456,849     354,801      -           -             17,992      2,167,182
                      -----------   -----------   ----------  ----------  ----------  ----------    ----------  -------------

                      (30,124,051)  (35,876,650)  (1,974,517) 15,330,516  14,385,090  29,283,443    11,143,351      2,167,182

Investments at
 December 31, 1993:
  Value of interest
   in Master Trust
terest
   in Master Trust
   investment
   account            643,086,478  170,333,760   103,444,134  23,558,525  24,814,085  38,759,476    28,241,148  1,032,237,606
                      -----------  -----------   -----------  ----------  ----------  ----------    ----------  -------------

Fund value at
 December 31, 1993   $643,086,478 $170,333,760  $103,444,134 $23,558,525 $24,814,085 $38,759,476   $28,241,148 $1,032,237,606
                      ===========  ===========   ===========  ==========  ==========  ==========    ==========  =============



                  ALCOA SAVINGS PLANS MASTER TRUST
                   SCHEDULE OF PLAN PARTICIPATION
                 IN MASTER TRUST INVESTMENT ACCOUNTS
                          December 31, 1993
                              ________



                                                 Master Trust Investment
                                       Plan      Accounts in which Plan
Plan Name                 EIN Number  Number          Participates
- ---------                 ----------  ------     -----------------------

Alcoa Savings Plan for    25-0317820   007      194-358,195-540,195-541
Non-Bargaining Employees                        195-542,195-543,195-544
                                                        195-545

Alcoa Savings Plan for    25-0317820   008      194-358,195-540,195-541
Bargaining Employees                            195-542,195-543,195-544
                                                        195-545


                          SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Alcoa Savings Plans for Bargaining and Non-Bargaining Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                              ALCOA SAVINGS PLANS FOR BARGAINING
                              AND NON-BARGAINING EMPLOYEES



                              By /s/M. A. Gambill
                                 -------------------------------
                                       M. A. Gambill
                               Chairman of the Administrative Committee

June 13, 1994